Exhibit 1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
ANNOUNCES PURCHASING OF ADDITIONAL SHARES OF MONDI HADERA

Hadera, Israel, September 08, 2010 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper” or "HAP") is hereby honored to announce that an agreement was signed on September 08, 2010 ("The Agreement") with a subsidiary of Mondi Group  ("Mondi Group "), that holds, prior to the transaction, 50.1% of the issued and outstanding share capital of Mondi Hadera Ltd. - an associated company ("Mondi Hadera"), pursuant to which Mondi Group will sell to the Company 25.1% of the issued and outstanding share capital of Mondi Hadera ("The Acquisition Transaction"). For details regarding Mondi Hadera and regarding Mondi Group, see Section 23.1 to the Company's periodical report.

Prior to the transaction, the Company holds 49.9% of the issued and outstanding share capital Mondi Hadera. Subsequent to the completion of the Acquisition Transaction, the Company will hold 75% of the issued and outstanding share capital of Mondi Hadera, while Mondi Group will hold the remaining 25%.
In consideration of the shares being sold, the Company will pay Mondi Group, from its own resources, upon finalization of the Acquisition Transaction, a sum of 10.364 million euro.

The finalization of the Acquisition Transaction is contingent upon meeting several preconditions, including the approval of the Antitrust Supervisor. In the event that the preconditions are not met in their entirety by the end of February 2011, each of the parties shall be eligible to cancel the agreement.

The Acquisition Transaction includes, inter alia, the amendment of the existing shareholder agreement between the parties, pertaining to their holdings in Mondi Hadera (that shall enter into force subject to the finalization of the Acquisition Transaction), including also the changes necessary as a result of the modification of the holding percentages, including the protection of minority interests, rules for the continued cooperation between the shareholders and Mondi Hadera, a non-competition clause, dividend distribution policy and the like, all subject to the provisions of the law.

Moreover, the Acquisition Transaction includes the amendment of the existing agreements between the shareholders and Mondi Hadera (that shall enter into force subject to the finalization of the Acquisition Transaction), including a marketing agreement, rental agreement, agreement for the provision of services and the signing of new agreements (that shall enter into force subject to the finalization of the Acquisition Transaction), including a subletting agreement and an agreement governing the use of the Mondi brand.

The Call options held by the Company and by Mondi Group and the Put options held by Mondi Group (as detailed in Section 23.1.1.3 to the Company's periodical report), shall remain valid subsequent to the date of finalization of the Acquisition Transaction. The Acquisition Transaction, includes the amendment of the Put option, stipulating that it may not be exercised during the first three years subsequent to the date of finalization of the Acquisition Transaction (except for specific circumstances outlined in the agreement). Moreover, it was determined that Mondi Group will be subject to the undertaking not to sell its shares in Mondi Hadera for a period of three years subsequent to the date of finalization of the Acquisition Transaction (except for specific circumstances outlined in the agreement).

The Company is analyzing the earnings that will be generated - in the event that any such earnings are generated - on account of the accounting treatment in accordance with generally accepted accounting principles, due to the consolidation of Mondi Hadera in the financial statements of the Company, if and when the Acquisition Transaction is finalized.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il